GUS

Ref: PGC/ltop/adr0203

03007543

28 February 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 3 February to date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

dlw 3/20

DOCUMENTS PASSED TO SEC – 26 FEBRUARY 2003

COMPANIES HOUSE FILINGS			
•	13 February 2003	-	Forms 88(2) re allotments of shares
•	28 February 2003	-	Forms 88(2) re allotments of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE			
•	5 February 2003	-	Statement re Bond issue
•	6 February 2003	-	Listing Particulars
•	7 February 2003	-	Automobile Receivables Transaction (No.1) Notice of Redemption
•	12 February 2003	-	Document re. Pricing Supplement
•	12 February 2003	-	Document re. Pricing Supplement
•	19 February 2003	-	Statement re Argos

PAUL COOPER
28 FEBRUARY 2003

Exemption No. 82 5017

GUS

Ref: PGC/klf

13 February 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,879	28	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384.0p	523.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 13,907
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed [signature] **Date** 13 FEBRUARY 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E7378 Tel 0161 273 8282

DX number DX exchange

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 07 FEB 2003 TO 07 FEB 2003
DATE OF GRANT : 07 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
01965295	BEEBE TRACY ANN /MRS. 364 FLIXTON ROAD URMSTON MANCHESTER M41 5GW	ADV PMT - EXERCISE 252028 NH583277C REDUNDANCY 02-AUG-02	07-FEB-03	1009	535	2054.40
02259838	BROWN SARAH /MRS. 1 GROVE HILL BOOTHSTOWN WORSLEY MANCHESTER M28 1HX	ADV PMT - EXERCISE 649994 JK410786C REDUNDANCY 12-AUG-02	07-FEB-03	2522	1404	5391.36
02077186	CLARK JONATHAN M /MR. 5 AUDEN CRESCENT LEDBURY HEREFORDSHIRE HR8 2UU	ADV PMT - EXERCISE 710001 NA505239C REDUNDANCY 30-AUG-02	07-FEB-03	454	264	1013.76
02304449	CONROY LOUISE /MISS. 38 PALERMO ROAD LONDON NW10 5YP	BURBERRY WE37 NY462288C REDUNDANCY 25-OCT-02	07-FEB-03	1009	509	1954.56
02254096	FIELDEN JUSTINE P /MRS. 4 WILLAND CLOSE BREIGHTMET BOLTON BL4 6TQ	ADV PMT - EXERCISE 511104 NS093521D REDUNDANCY 23-AUG-02	07-FEB-03	201	117	449.28
01967896	GARRY SEAMUS JAMES /MR. 19 FARLEY AVENUE GORTON MANCHESTER M18 7WA	ADV PMT - EXERCISE 252028 YY747999A REDUNDANCY 09-AUG-02	07-FEB-03	201	117	449.28
02054371	HARRIS ALAN J /MR. 123 BROMYARD ROAD ST JOHNS WORCESTER WR2 5DL	ADV PMT - EXERCISE 690697 YA706697C REDUNDANCY 13-AUG-02	07-FEB-03	504	280	1075.20
02007714	HARRIS JOHN /MR. 72 FURLONG AVENUE ARNOLD NOTTINGHAM NG5 7AQ	EXPERIAN NOTTINGHAM WK822787A REDUNDANCY 30-SEP-02	07-FEB-03	302	145	556.80
02254284	JOHNSON MARK J /MR. 12 PILLINGE ROAD STEWARTBY BEDS MK43 9NW	ADV PMT - EXERCISE 647594 NH593726D REDUNDANCY 09-AUG-02	07-FEB-03	403	235	902.40
02251511	LANGRIDGE IRENE J /MRS. 17 ADMIRALS ROAD LOCKSHEATH SOUTHAMPTON HANTS S031 6QE	ADV PMT - EXERCISE 643994 ZY595651D REDUNDANCY 15-AUG-02	07-FEB-03	403	235	902.40
01934876	MURPHY JUSTIN VINCENT /MR. 8 MILTON CLOSE HAWK GREEN MARPLE CHESHIRE SK6 7JT	REALITY GGF YT151115A REDUNDANCY 31-DEC-02	07-FEB-03	2018	1123	4312.32

Continuation sheet 1 to Form 88(2) dated 13-2-03

SHARESAVE ALLOTMENT LIST

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
0225270A	OLDROYD STEVE D /MR. 15 STONECROFT STANLEY WAKEFIELD WEST YORKSHIRE WF3 4HA	ADV PMT - EXERCISE 511104 YX524253B REDUNDANCY 30-AUG-02	07-FEB-03	908	529	2031.36
02300577	PODGER TRACEY /MRS. 888 FOREST ROAD WALTHAMSTOW LONDON E17 4AD	BURBERRY WE40 NE672958A REDUNDANCY 01-OCT-02	07-FEB-03	2522	1208	4638.72
02254404	ROBERTS NIGEL /MR. 16 WESLEY CLOSE SOUTH CAVE HULL EAST YORKSHIRE HU15 5EJ	ADV PMT - EXERCISE 645494 WM331539B REDUNDANCY 31-JUL-02	07-FEB-03	504	280	1075.20
02054201	RUANE GLYNIS /MRS. 24 STANMORE ROAD HANBURY PARK WORCESTER WORCESTER WR2 4PW	REALITY 710004 NS691936C REDUNDANCY 31-JUL-02	07-FEB-03	1009	429	1647.36
02233399	SHAW KAREN ELAINE /MRS. 7 ALEXANDRA ROAD MOLD CLWYD CH7 1HJ	ARGOS RETAIL GROUP 410 WL865428A REDUNDANCY 19-NOV-02	07-FEB-03	403	224	860.16
02053596	SOMERS MICHAEL A /MR. SINTON VILLA HEREFORD ROAD LEIGH SINTON WORCESTERSHIRE WR13 5DS	ADV PMT - EXERCISE 690697 YM544882B REDUNDANCY 13-AUG-02	07-FEB-03	807	428	1643.52
0270756A	THOMAS SCOTT /MR. 4 GORSEY WAY COLESHILL BIRMINGHAM WEST MIDLANDS B46 1LR	ARGOS RETAIL GROUP 50 NW537972B REDUNDANCY 01-JAN-03	07-FEB-03	201	112	430.08
02254660	WHEELER BRENDA /MRS. 2 FALCON CLOSE ST PETERS PARK WORCESTER WR5 3HJ	REALITY 544001 YL467706C REDUNDANCY 31-JUL-02	07-FEB-03	504	280	1075.20
02250903	WHITTERS BRIAN /MR. AUCHINGLEN HOUSE AUCHTERARDER PERTHSHIRE PH3 1LB	ARGOS RETAIL GROUP 951 WE896214B REDUNDANCY 27-SEP-02	07-FEB-03	1513	725	2784.00
02028555	WOODFORD JUDY /MRS. 52 ROUGHLY DRIVE SUTTON COLDFIELD BIRMINGHAM WEST MIDLANDS B75 6PN	ARGOS RETAIL GROUP JUNGLE NA991061A REDUNDANCY 02-AUG-02	07-FEB-03	353	160	614.40

NO OF PARTICIPANTS : 21

GRAND TOTALS :	17750	9339	35861.76

(Continuation Sheet 2 To 8.3(2) Dated 13-2-03)

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 07 FEB 2003 TO 07 FEB 2003
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code / Org Unit / NI No / Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
01975351	BAGGULEY EILEEN C /MRS. 239 CRANKWOOD RD ABRAM WIGAN LANCS WN2 5YB	REALITY 271940 WM962859D REDUNDANCY 07-AUG-02	07-FEB-03	2636	685	2630.40
00096120	BURLEY DAVID CHARLES /MR. DRIFTWOOD DOCKEYS LANE TORCROSS KINGSBRIDGE TQ7 2TN	ADV PMT - EXERCISE 633209 YX177251A REDUNDANCY 16-AUG-02	07-FEB-03	1125	376	1443.84
02025411	CONWAY ANN /MRS. 1 SHANKLIN WALK DARCY LEVER BOLTON LANCASHIRE BL3 1SZ	WOODROW UNIVERSAL MONTHLY WL858049A REDUNDANCY 10-JAN-03	07-FEB-03	439	140	537.60
01993477	HORRIDGE DIANE /MRS. 6 MARKLAND TOPS HEATON BOLTON LANCASHIRE BL1 5NQ	ADV PMT - EXERCISE 698082 YP617652A REDUNDANCY 31-AUG-02	07-FEB-03	4394	1338	5137.92
02034797	KNOX JOHN /MR. 17 MOUNT AVENUE SYMINGTON KILMARNOCK KA1 5RU	ADV PMT - EXERCISE ARG YS532109C REDUNDANCY 30-AUG-02	07-FEB-03	703	235	902.40
0199788A	NOKE MAGGIE R /MRS. 18 BROADFIELD CRESCENT FERNHILL HEATH WORCESTER WR3 7TN	REALITY 710001 NR235630A REDUNDANCY 09-AUG-02	07-FEB-03	1406	365	1401.60
02254033	NOTTINGHAM ROBERT /MR. 130 BALNE LANE WAKEFIELD WF2 0DN	S/ORDER - EXERCISE 642194 YA874431B REDUNDANCY 02-AUG-02	07-FEB-03	2197	735	2822.40
02261651	SCATTERGOOD DARREN /MR. 132 ASTWOOD ROAD WORCESTER WR3 8EZ	ADV PMT - EXERCISE 699894 NE185762B REDUNDANCY 16-AUG-02	07-FEB-03	527	176	675.84
02067689	SYMONDS MARGARET M /MRS. 42 TUDOR WAY DINES GREEN WORCESTER WR2 5QN	REALITY 690694 ZX961272A REDUNDANCY 16-AUG-02	07-FEB-03	263	68	261.12
02256924	WOOD KENNETH A /MR. 63 BADDELEY HALL ROAD BADDELEY GREEN STOKE ON TRENT ST2 7LB	S/ORDER - EXERCISE REALITY WE579303C REDUNDANCY 30-AUG-02	07-FEB-03	527	128	491.52

Continuation Sheet 3
to 88(2)
13-2-03

SHARESAVE ALLOTMENT LIST

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02256386	WYLLIE IRIS /MS. 23 THE RISE NORTHOWRAM HALIFAX HX3 7HQ	ADV PMT - EXERCISE 645494 WE031771D REDUNDANCY 07-AUG-02	07-FEB-03	878	294	1128.96
	NO OF PARTICIPANTS : 11	GRAND TOTALS	:	15095	4540	17433.60

Continuation sheet 6 to 88(2) dated 13-2-03

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 07 FEB 2003 TO 07 FEB 2003
DATE OF GRANT : 05 JUL 2002
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 523

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
0270756A	THOMAS SCOTT /MR. 4 GORSEY WAY COLESHILL BIRMINGHAM WEST MIDLANDS B46 1LR	ARGOS RETAIL GROUP 50 NW537972B REDUNDANCY 01-JAN-03	07-FEB-03	217	28	146.44
	NO OF PARTICIPANTS : 1	GRAND TOTALS	:	217	28	146.44

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/c ESOS Address 12 Tokenhouse Yard London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 34,013
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **34,013**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Dawn Morris Date 13 February 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA

ESP/EXEC/VAM1322 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
03	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	34,013		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Hammam NO
82 5017

GUS

Ref: chcorres.pgc.roc8

28 February 2003

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
24	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4776	125	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384.0p	523.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 4,901
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 5

Signed David Morris **Date** 27 - 2 - 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/EX-C/E7422 Tel 0161 273 8282

DX number DX exchange

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 20 FEB 2003 TO 20 FEB 2003
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
01975926	BEARD JANET /MRS. 35 NASEBY ROAD REDDISH STOCKPORT CHESHIRE SK5 6EJ	GUS C REALITY NA733646D REDUNDANCY 31-DEC-02	20-FEB-03	201	112	430.08
02026239	BRAMPTON JACQUELINE /MRS. 2 LODGE COTTAGES TAMWORTH ROAD POLESWORTH TAMWORTH STAFFORDSHIRE B78 1HX	JUNGLE JUNGLE YP647717C REDUNDANCY 17-JAN-03	20-FEB-03	100	58	222.72
02732033	BROWN VICTOR /MR. 148 HIGHER LANE RAINFORD ST HELENS WA11 8BH	ARGOS RETAIL GROUP 952 ZY614510B REDUNDANCY 21-OCT-02	20-FEB-03	1009	509	1954.56
02026325	CARLESS DARRELL /MR. 29 CORVILLE GARDENS SHELDON BIRMINGAM B26 3JU	JUNGLE JUNGLE JP497891D REDUNDANCY 17-JAN-03	20-FEB-03	302	176	675.84
01976040	DAINTITH BRIAN J /MR. 71 CRANBORNE AVE WARRINGTON CHESHIRE WA4 6DE	REALITY 511303 NM734862D REDUNDANCY 23-AUG-02	20-FEB-03	1261	571	2192.64
01933003	ELLIS STELLA /MRS. 40 HIGHBANK ROAD DROYSDEN TAMESIDE MANCHESTER M43 6ET	GUS C ARG WP119670A REDUNDANCY 31-DEC-02	20-FEB-03	504	280	1075.20
02026743	GANNON SHARON /MRS. 5 ALBION TERRACE WATER ORTON BIRMINGHAM WEST MIDLANDS B46 1ST	JUNGLE JUNGLE JC647542C REDUNDANCY 17-JAN-03	20-FEB-03	252	143	549.12
02716320	LAWSON JOAN WINIFRED /MISS. 4 HACKNEY AVENUE NEWTON HEATH MANCHESTER LANCASHIRE M40 2WE	ARGOS RETAIL GROUP 952 WK835676D REDUNDANCY 31-DEC-02	20-FEB-03	1009	561	2154.24
0271518A	LINFORTH BERNADETTE T /MRS. 20 GLENMORE DRIVE FAILSWORTH MANCHESTER M35 9HP	ARGOS RETAIL GROUP 952 WE769312B REDUNDANCY 31-DEC-02	20-FEB-03	252	140	537.60
02256033	MORGAN DAVID NIGEL /MR. 13 CONISBOROUGH BERKELEY PENDESHAM WARNDON VILLAGES WORCESTER WORCESTERSHIRE WR4 0DH	ADV PMT - EXERCISE 698080 NB627004D REDUNDANCY 15-AUG-02	20-FEB-03	1513	882	3386.88

Continuation Sheet 1 to 88(2) Dated 27-2-03

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
01933233	RAYNER KATHLEEN /MRS. 22 LONGCROFT GROVE AUDENSHAW MANCHESTER M34 5SD	GUS C ARG YB484863A REDUNDANCY 31-DEC-02	20-FEB-03	100	56	215.04
02247272	REOCH TREVOR HARRY /MR. 37 WIMBORNE ROAD WOLVERHAMPTON WEST MIDLANDS WV10 0NP	ARGOS RETAIL GROUP 510 WM322430D REDUNDANCY 27-SEP-02	20-FEB-03	504	254	975.36
02046375	TAYLOR IAN RICHARD PATERSON /MR. 71 STATION ROAD CAMPERDOWN NEWCASTLE UPON TYNE TYNE AND WEAR NE12 5XA	MORSES UK ARG ZY805393B REDUNDANCY 28-NOV-02	20-FEB-03	403	235	902.40
	NO OF PARTICIPANTS : 13	GRAND TOTALS	:	7410	3977	15271.68

Continuation sheet 2
to 88(2)
Part .
27-2-03

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 20 FEB 2003 TO 20 FEB 2003
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02696497	DAKIN PAMELA ANN /MRS. 26 HILTONS FARM CLOSE AUDENSHAW MANCHESTER LANCASHIRE M34 5JP	ARGOS RETAIL GROUP 952 NA753570A REDUNDANCY 31-DEC-02	20-FEB-03	439	140	537.60
02049124	GOOLD ANTHONY /MR. 8 POPLARS COURT LODGE FARM ESTATE CAERLEON GWENT NP18 3EB	MORSES UK ARG YB961465D REDUNDANCY 11-OCT-02	20-FEB-03	703	214	821.76
01969854	HOLDEN ELAINE /MRS. 39 SEFTON STREET BRIERFIELD NELSON LANCASHIRE BB9 5BE	GUS C REALITY YX951288C REDUNDANCY 31-DEC-02	20-FEB-03	439	140	537.60
02047064	WEIGHTMAN CHRISTOPHER /MR. SHERWOOD HOUSE BARTON ROAD WRAWBY SOUTH HUMBERSIDE DN20 8SQ	MORSES UK ARG ZW811441B REDUNDANCY 05-SEP-02	20-FEB-03	1054	305	1171.20
	NO OF PARTICIPANTS : 4	GRAND TOTALS :		2635	799	3068.16

Continuation Sheet 3 to 88(2) form 27-2-03

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 20 FEB 2003 TO 20 FEB 2003
DATE OF GRANT : 05 JUL 2002
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 523

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02716320	LAWSON JOAN WINIFRED /MISS. 4 HACKNEY AVENUE NEWTON HEATH MANCHESTER LANCASHIRE M40 2WE	ARGOS RETAIL GROUP 952 WK835676D REDUNDANCY 31-DEC-02	20-FEB-03	726	95	496.85
	NO OF PARTICIPANTS : 1	GRAND TOTALS	:	726	95	496.85

Continuation Sheet 4 To 88(2) Dated 27-2-0

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 20 FEB 2003 TO 20 FEB 2003
DATE OF GRANT : 05 JUL 2002
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 523

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02046375	TAYLOR IAN RICHARD PATERSON /MR. 71 STATION ROAD CAMPERDOWN NEWCASTLE UPON TYNE TYNE AND WEAR NE12 5XA	MORSES UK ARG ZY805393B REDUNDANCY 28-NOV-02	20-FEB-03	506	30	156.90
	NO OF PARTICIPANTS : 1	GRAND TOTALS :		506	30	156.90

Continuation Sheet 5 to 88(2) dated 27-2-03

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,157		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig : ESOS Part ID : 142CN Address 12 Tokenhouse Yard, London UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 19,500
Name Mr Andrew Currie Address 10 Roseneath, Bromhall, Stockport, Cheshire UK Postcode SK7 3LP	Class of shares allotted Ordinary	Number allotted 3,657
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23,157

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Marks **Date** 28 February 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./JMW/1466 Tel: 0161 273 8282
DX number DX exchange

RNS Number:1265H
GUS PLC
05 February 2003

Exemption No. 82 5017

5 February 2003

GUS plc

Statement Re: Bond Issue

In its third quarter trading update on 14 January 2003, GUS stated its intention to refinance a significant proportion of the Homebase acquisition facility in the bond markets. GUS is therefore pleased to announce that it has today launched and priced approx £750m of eurobonds, comprising Eur600m 4.125% bonds due 2007 and £350m 5.625% bonds due 2013. The proceeds of the euro denominated bond have been swapped into sterling.

Enquiries:

Peter Blythe, Director of Finance	GUS plc	020 7495 0070
Rollo Head/ Jenna Littler	Finsbury	020 7251 3801

END
STRTAMRTMMJMBAJ

REG-GUS PLC Listing Particulars

RNS Number:1371H
GUS PLC
06 February 2003

Exemption No. 825017

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 06th February 2003

Application has been made to the UK Listing Authority for the following securities

DETAILS OF ISSUE: Â£2,000,000,000 Euro Medium Term Note Programme Suppl

ISSUER: GUS Plc
Universal House
Devonshire Street
Manchester M60 1XA

INCORPORATED IN: United Kingdom

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained during usual business hours for formal notice from:

HSBC Bank Plc
Mariner House
Pepys Street
London EC3N 4DA

Gus PLC
Universal House
Devonshire Street
Manchester M60 1XA

In addition, a copy of the Particulars is available for inspection at the Document Services Authority, 25 The North Colonnade, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

END

FONGCGDDGSGGGXL

Commission No. 82 5017

RNS Number:2098H
Automobiles Receivble Tran(No.1)PLC
07 February 2003

REGULATORY ANNOUNCEMENT IN ACCORDANCE WITH PARAGRAPH 23.22 (j)

OF THE LISTING RULES

NOTICE OF REDEMPTION
of
AUTOMOBILE RECEIVABLES TRANSACTION (NO.1) PLC

(incorporated in the United Kingdom with limited liability with registered number 3734973)

Â£380,000,000 Class A Floating Rate Notes due 2007
and Â£20,000,000 Class B Floating Rate Notes due 2007

NOTICE IS HEREBY GIVEN to the holders of the Â£380,000,000 Class A Floating Rate Notes due 2007 (the "Class A Notes") and the holders of the Â£20,000,000 Class B Floating Rate Notes due 2007 (the "Class B Notes" and together with the Class A Notes, the "Notes") of Automobile Receivables Transaction (No. 1) PLC ("ART") that pursuant to the provisions of the Trust Deed dated 15 June 1999 between ART and J.P. Morgan Trustee and Depositary Company Limited (formerly Chase Manhattan Trustees Limited) as Security Trustee (the "Trust Deed"), ART has elected to redeem all outstanding Notes at their Principal Amount Outstanding (as defined in the terms and conditions of the Notes) on 17 March 2003 (the "Redemption Date") in accordance with Condition 5(d) of the terms and conditions of the Notes together with accrued interest from 17 December 2002 to the Redemption Date (the "Redemption Amount").

Payment of the Redemption Amount, which will in aggregate be Â£2,535.87 for each of the Class A Notes and Â£50,571.76 for each of the Class B Notes, will be made on or after the Redemption Date against presentation and surrender at any one of the offices of the Paying Agents set out below of the Notes together with all unmatured and unused Coupons, failing which no payment or exchange shall be made in respect thereof. The Notes will no longer be outstanding after the Redemption Date. The Redemption Amount will become due and payable in respect of each Note on the Redemption Date and interest thereon shall cease to accrue on and after the Redemption Date.

The Paying Agents for the Notes are as follows:
JPMorgan Chase Bank, London branch
Trinity Tower
9 Thomas More Street
London E1 9YT
7 February 2003

82 5017

RNS Number:4068H
GUS PLC
12 February 2003

Pricing Supplement

Issuer::	GUS plc
Series Number:	1
Description:	Eur600,000,000
Currency/ Principal Amount:	EUR
Issue Price:	99.872 per cent
Specified Denominations:	Eur1,000, Eur10,000 and Eur100,000
Issue Date:	13 February 2003
Maturity Date	12 July 2007
ISIN:	XS0162821119

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority''s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

DOCSFFFLESDSELE

RNS Number:4071H
GUS PLC
12 February 2003

Pricing Supplement

Issuer::	GUS plc
Series Number:	2
Description:	Â£350,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	99.655 per cent
Specified Denominations:	Â£1,000, Â£10,000 and Â£100,000
Issue Date:	13 February 2003
Maturity Date	12 December 2013
ISIN:	XS0162820229

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority''s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

DOCSFIFLESDSELE

REG-GUS PLC Statement re Argos

Exhibit No 82 5017

RNS Number:6980H
GUS PLC
19 February 2003

19/2/03

ARGOS REJECTS OFT DECISION AND LAUNCHES LEGAL CHALLENGE

Argos today is launching an immediate legal challenge to what it believes is a wholly unfounded and unjustified ruling by the Office of Fair Trading ("OFT"). Argos firmly rejects the OFT''s assertion that it is or has been involved in any price fixing activity with either Hasbro or Littlewoods.

The OFT''s case is based on unreliable and contradictory testimonies provided solely by Hasbro, which has been found guilty in a prior case and has negotiated full leniency in return for supporting the OFT''s unfounded case against Argos. It has provided Argos with no evidence of any collusion between Argos and either Hasbro or Littlewoods, despite having had full access to and co-operation from Argos and its employees.

Kate Swann, Managing Director of Argos, commented:

"We reject this ruling in the strongest terms and have instructed lawyers to launch an immediate appeal. We completely refute any suggestion that Argos has been involved in price fixing or anti-competitive activity.

We are extremely surprised that the OFT is prepared to base its case on contradictory and unreliable evidence from Hasbro."

None of the OFT''s findings affects Argos'' ongoing business practices. The toy market in the UK is very price competitive and Argos prides itself on the great value of its toy offer. Argos is committed to providing choice, value and convenience across all of its ranges and for all of its customers.

Enquiries

Rupert Younger	Finsbury Group	020 7251 3801